# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Motorsport Games Inc., CIK 0001821175
CUSIP: 62011B201
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 5972 NE 4th Avenue, Miami, Florida (FL), 33137
Date of event which requires filing of this statement: 04/11/2025
Filed by CIK 0002067154
Persons authorized to receive notices and communications: Zhibin Weng, Sharp Arrow Global Tech Ventures L.P., 254 Peoples Way, Hockessin, Delaware (DE), 19707, (206) 771-6452; William N. Haddad, Esq., Venable LLP, 151 W. 42nd Street, 49th Floor, New York, New York (NY), 10036, (212) 503-9812

## Reporting persons
- Sharp Arrow Global Tech Ventures L.P. (CIK 0002067154): type of reporting person: partnership (PN); citizenship or place of organization: Virgin Islands British (D8); source of funds: affiliate funds (AF); sole voting power 1,463,636; shared voting power 0; sole dispositive power 1,463,636; shared dispositive power 0; aggregate amount beneficially owned 1,463,636 (26.8% of the class)
  Comment: (1) The Reporting Person beneficially owns 1,463,636 shares of Class A Common Stock, which includes 377,836 shares of Class A Common Stock issuable upon the exercise of Pre-Funded Warrants (as defined below).
  
  (2) Percentage calculated based on 5,078,450 shares of Class A Common Stock outstanding as of May 1, 2025, as increased by 377,836 shares of Class A Common Stock issuable upon the exercise of Pre-Funded Warrants (as defined below) and deemed outstanding pursuant to Rule 13d-3(d)(1)(i).
- Zhibin Weng: type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: affiliate funds (AF); sole voting power 1,463,636; shared voting power 0; sole dispositive power 1,463,636; shared dispositive power 0; aggregate amount beneficially owned 1,463,636 (26.8% of the class)
  Comment: (1) The Reporting Person beneficially owns 1,463,636 shares of Class A Common Stock, which includes 377,836 shares of Class A Common Stock issuable upon the exercise of Pre-Funded Warrants.
  
  (2) Percentage calculated based on 5,078,450 shares of Class A Common Stock outstanding as of May 1, 2025, as increased by 377,836 shares of Class A Common Stock issuable upon the exercise of Pre-Funded Warrants and deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: Motorsport Games Inc.
Address of issuer's principal executive offices: 5972 NE 4th Avenue, Miami, Florida (FL), 33137

## Item 2. Identity and Background
Name of person filing: This Statement is filed jointly by Sharp Arrow Global Tech Ventures L.P., a British Virgin Islands limited partnership ("Sharp Arrow"), and Zhibin Weng, a citizen of China ("Mr. Weng," together with Sharp Arrow, the "Reporting Persons"), with respect to the Class A Common Stock directly held by Sharp Arrow. Mr. Weng is the general partner of Sharp Arrow and has sole voting and dispositive control with respect to the Class A Common Stock owned by Sharp Arrow, with respect to the entirety of the Shares owned by Sharp Arrow as described below.
Residence or business address: The address of the principal business office for each of the Reporting Persons is 254 Peoples Way, Hockessin, DE 19707.
Present principal occupation or employment: Sharp Arrow is a British Virgin Islands limited partnership of which Mr. Weng is the general partner. The business address of Sharp Arrow is 254 Peoples Way, Hockessin, DE 19707.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: For citizenship of the Reporting Persons, see Item 6 of each Reporting Person's cover page.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Class A Common Stock and Pre-Funded Warrants were acquired for an aggregate purchase price of $1,610,000, using the working capital of Sharp Arrow pursuant to a certain securities purchase agreement by and between the Issuer and Sharp Arrow dated April 11, 2025 (the "Purchase Agreement"). The entirety of the purchase price paid by Sharp Arrow was comprised of the funds remitted by or for the benefit of the members of Sharp Arrow and was transferred to Sharp Arrow in the form of capital contribution.

## Item 4. Purpose of Transaction
Purpose of transaction:
Pursuant to the terms of the Purchase Agreement, the Board appointed Guoquan (Paul) Huang to serve as a Class II director on the Board for a term expiring at the Issuer's 2026 annual meeting of stockholders. The Purchase Agreement further provides that Sharp Arrow shall have the right to appoint an individual to the Issuer's management team, subject to Board approval.

The Reporting Persons acquired the Issuer's securities for investment purposes based on their belief that the Issuer's Class A Common Stock, when purchased, was undervalued and represented an attractive investment opportunity. The Reporting Persons will routinely monitor the Issuer regarding a wide variety of factors that affect their investment considerations, including, current and anticipated future trading prices of the Class A Common Stock and other securities, the Issuer's operations, assets, prospects, financial position, and business development, Issuer's management, Issuer-related competitive and strategic matters, general economic, financial market and industry conditions, and other investment considerations. Depending on their evaluation of various factors, the Reporting Persons may take such actions regarding their holdings of the Issuer's securities as they deem appropriate in light of circumstances existing from time to time. Such actions may include purchasing additional Class A Common Stock in the open market, through privately negotiated transactions with third parties or otherwise, and selling at any time, in the open market, through privately negotiated transactions with third parties or otherwise, all or part of the Class A Common Stock that they now own or hereafter acquire. The Reporting Persons also may from time to time enter into or unwind hedging or other derivative transactions with respect to the Class A Common Stock or pledge their interests in the Class A Common Stock to obtain liquidity. In addition, from time to time the Reporting Persons and their representatives and advisers may communicate with other stockholders, industry participants and other interested parties about the Issuer.

The Reporting Persons have no present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, the reporting persons may recommend action to the Issuer's management, board of directors and stockholders. Any such actions could involve one or more of the events referred to in clauses (a) through (j) of Item 4 of Schedule 13D, including, potentially, one or more mergers, consolidations, sales or acquisitions of assets, changes in control, issuances, purchases, dispositions or pledges of securities or other changes in capitalization.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Class A Common Stock and percentage of the Class A Common Stock beneficially owned by the Reporting Persons.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of the Class A Common Stock as to which the Reporting Persons have the sole power to vote or direct the vote and sole power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: On April 11, 2025, the Issuer entered into a securities purchase agreement (the "Purchase Agreement") with Sharp Arrow for the issuance and sale in a private placement (the "Private Placement") of the following securities for gross proceeds of $1.61 million: (i) 1,085,801 shares of the Issuer's Class A common stock, par value $0.0001 (the "Class A Common Stock") and (ii) a pre-funded warrant (the "Pre-Funded Warrant") to purchase up to 377,836 shares of Class A Common Stock (the "Pre-Funded Warrant Shares") at an exercise price of $0.0001 per share. The purchase price for one share of Class A Common Stock was $1.10 and the purchase price for one pre-funded warrant was $1.0999 per share, representing a premium of approximately 33% to the closing price of the Issuer's Class A common stock as of April 10, 2025. The Pre-Funded Warrant is exercisable twenty-one days after the Issuer mails a Definitive Information Statement on Schedule 14C with respect to stockholder approval of such exercise and will not expire until exercised in full.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On April 11, 2025, the Issuer entered into a securities purchase agreement (the "Purchase Agreement") with Sharp Arrow for the issuance and sale in a private placement (the "Private Placement") of the following securities for gross proceeds of $1.61 million: (i) 1,085,801 shares of the Issuer's Class A common stock, par value $0.0001 (the "Class A Common Stock") and (ii) a pre-funded warrant (the "Pre-Funded Warrant") to purchase up to 377,836 shares of Class A Common Stock (the "Pre-Funded Warrant Shares") at an exercise price of $0.0001 per share. The purchase price for one share of Class A Common Stock was $1.10 and the purchase price for one pre-funded warrant was $1.0999 per share, representing a premium of approximately 33% to the closing price of the Issuer's Class A common stock as of April 10, 2025. The Pre-Funded Warrant is exercisable twenty-one days after the Issuer mails a Definitive Information Statement on Schedule 14C with respect to stockholder approval of such exercise and will not expire until exercised in full.

The Pre-Funded Warrant is exercisable twenty-one days after the Issuer mails a Definitive Information Statement on Schedule 14C with respect to stockholder approval of such exercise and will not expire until exercised in full. The exercise price and number of Pre-Funded Warrant Shares issuable upon exercise of the Pre-Funded Warrant are subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting the Issuer's Class A Common Stock and the exercise price. The Pre-Funded Warrant may be exercised, in whole or in part, at any time by means of a "cashless exercise."

Pursuant to the Purchase Agreement, the Issuer has agreed to prepare and file a registration statement with the Securities and Exchange Commission (the "SEC") registering the resale of the Class A Common Stock and the Pre-Funded Warrant Shares no later than 45 days after the date of the Purchase Agreement (the "Filing Date"), to use its commercially reasonable efforts to have the registration statement declared effective as promptly as practicable thereafter, and to keep such registration statement effective at all times for a five-year period after the closing date.

The Private Placement with Sharp Arrow closed as to gross proceeds of $1.61 million on April 11, 2025. The Issuer received net proceeds of approximately $1.46 million from the Private Placement, after deducting estimated offering expenses payable by the Issuer. The Issuer intends to use the net proceeds received from the Private Placement primarily for working capital and general corporate expenses and other strategic initiatives approved by the Issuer's Board.

Pursuant to the terms of the Purchase Agreement, the Issuer is prohibited from issuing, entering into any agreement to issue or announcing the issuance or proposed issuance of any shares of Class A Common Stock or securities convertible or exercisable into Class A Common Stock for a period commencing on the date of the Purchase Agreement, and expiring four and one-half (4 1/2) months thereafter in connection with a financing transaction without the prior written consent of Sharp Arrow. The Purchase Agreement further provides that the purchasers have the right to participate in certain subsequent financings in an amount equal to 100% of the amount of the subsequent financing (or 80% in the case of a public offering or an offering of securities registered under a shelf registration statement on Form S-3) on the same terms, conditions and price provided for in the subsequent financing (the "Right of First Refusal"). The Issuer agreed to seek, and obtained, stockholder approval for the granting of the Right of First Refusal. The Right of First Refusal shall be effective from the date of that is twenty-one days after the Issuer mails a Definitive Information Statement on Schedule 14C with respect to such stockholder approval until the first anniversary of the closing date.

Pursuant to the terms of the Purchase Agreement, the Board appointed Guoquan (Paul) Huang to serve as a Class II director on the Board for a term expiring at the Issuer's 2026 annual meeting of stockholders. The Purchase Agreement further provides that Sharp Arrow shall have the right to appoint an individual to the Issuer's management team, subject to Board approval.

The foregoing description of the material terms of the Purchase Agreement and the Pre-Funded Warrant to purchase shares of Class A Common Stock is qualified in its entirety by reference to those documents, each of which is referenced in Exhibits B and C hereto, respectively, and is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A: Joint Filing Agreement, dated May 15, 2025.

Exhibit B: Securities Purchase Agreement, dated April 11, 2025, by and among the Issuer and the Reporting Persons, attached as Exhibit 10.1 to the Issuer's Form 8-K filed on April 14, 2025.

Exhibit C: Pre-Funded Warrant, dated April 11, 2025, attached as Exhibit 4.1 to the Issuer's Form 8-K filed on April 14, 2025.

## Signatures
- Sharp Arrow Global Tech Ventures L.P.: /s/ Zhibin Weng, Zhibin Weng, General Partner (05/15/2025)
- Zhibin Weng: /s/ Zhibin Weng, Zhibin Weng, Individual (05/15/2025)